QUINTANA ENERGY SERVICES INC.

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

January 23, 2018

Anuja A. Majmudar

Attorney-Advisor

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Quintana Energy Services Inc.

Registration Statement on Form S-1

File No. 333-219837

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Quintana Energy Services Inc. (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-219837 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 23, 2018. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $12.00 to $15.00 per share of Common Stock, with a midpoint of $13.50 per share. In the Offering, the Company proposes to sell up to 9,259,259 shares of Common Stock. Certain selling stockholders would also grant the underwriters a 30-day option to purchase up to an aggregate of an additional 1,388,889 shares of Common Stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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If you have any questions with respect to the foregoing, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

QUINTANA ENERGY SERVICES INC.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

G. Michael O’Leary, Andrews Kurth Kenyon LLP

Taylor E. Landry, Andrews Kurth Kenyon LLP